Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

October 17, 2013

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Corp

Amendment No. 2 to Draft Registration Statement on Form S-1

Confidentially Submitted September 20, 2013

CIK No. 0001577670

Dear : Mr. Kluck

On behalf of Ladder Capital Corp, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 7, 2013, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects these revisions and clarifies and conforms certain other information.

Beijing    Chicago    Hong Kong    London    Los Angeles    Munich    Palo Alto    San Francisco    Shanghai    Washington, D.C.

October 17, 2013

Cover Page

Prospectus Summary, page 1

Our Business and Growth Strategy, page 4

1.	Staff’s Comment: We note your response to comment 4 of our letter dated September 13, 2013. It is still not clear how the materials provided support your statement on page 4 that you increased your market share of new CMBS issuances from 2.8% in 2010 to 3.1% in 2011, 3.3% in 2012 and 2.6% in the first six months of 2013. Please provide us with information that supports this statement or explain how the information provided supports this disclosure.

Response: The Company respectfully acknowledges the Staff’s comment. The Company is providing separately to the Staff more clearly marked and annotated copies of the source material it provided in the supplemental information packet, dated September 23, 2013, along with further explanation and detail regarding how the information in the source material supports this disclosure.

Organizational Structure, page 64

2.	Staff’s Comment: We note your response to comment 6 of our letter dated September 13, 2013. We note that certain subsidiaries in Exhibit 21 do not appear to be represented in the organizational chart. Please advise. Additionally, please revise the chart or the exhibit so that it is clear which category the subsidiary falls under. Further, please revise your business section to disclose the operations of your subsidiaries within each category. If the operations of one or more of your subsidiaries is significant to your operations, please specifically identify the subsidiary and provide detailed disclosure regarding its operations.

Response: The Company respectfully advises the Staff that it has revised the structure chart on page 65 of Amendment No. 3 to more clearly account for all of the subsidiaries disclosed in Exhibit 21.1 to the Registration Statement. Each of the subcategories of subsidiaries referenced on Exhibit 21.1 to the Registration Statement are now referenced in the structure chart. The Company advises that it believes that the entities listed as “Holding Companies” and “Other Subsidiaries” are not significant to the Company’s overall operations as they are generally used for internal purposes or are otherwise peripheral to our three major business lines. Further, no one entity listed in the “Lending/Real Estate Debt-Related Subsidiaries,” “Securities Subsidiaries” or “Real Estate/Real Estate Related Subsidiaries” categories is individually significant to the operations of the Company taken as a whole as the flexible nature of Ladder’s business and structure would allow us to easily substitute another entity to the extent necessary. The Company has therefore chosen not to highlight the operations of each such individual subsidiary as we believe that providing additional subsidiary-level detail would not be meaningful to a reasonable investor.

October 17, 2013

Unaudited Pro Forma Consolidated Financial Information, page 77

3.	Staff’s Comment: We note your response to comment 8 of our letter dated September 13, 2013 and your revised disclosure on page 60 and 174. Consistent with your response, please expand your disclosure on page 77 to clarify that the pro forma adjustments do not give effect to the tax receivable agreement and why, and how you will account for your obligation under the tax receivable agreement in future periods. We note your response to comment 23 in our letter dated July 26, 2013.

Response: The Company respectfully acknowledges the Staff’s comment and has revised and expanded its disclosure on pages 78 and 79 of Amendment No. 3 to provide the additional disclosure.

Business, page 128

4.	Staff’s Comment: We note your response to comment 11 of our letter dated September 13, 2013 and your revised disclosure on pages 140-141. Please discuss whether the company acquires any material CMBS investments in the securitizations in which it sells its conduit first mortgage loans to. Also disclose, as applicable, the amount of the company’s current investments in CMBS that are from securitizations in which the company contributed its conduit first mortgage loans. We may have further comment.

Response: We respectfully advise the Staff that the Company has from time to time purchased predominantly AAA-rated CMBS from securitizations into which the Company sold conduit first mortgage loans, generally as one of several loan contributors. In such instances, however, the Company has not participated as a co-manager in the underwriting syndicates. As of September 30, 2013, the Company owned approximately $141 million of predominantly AAA-rated CMBS from securitizations into which it sold conduit first mortgage loans, representing less than 2% of the $6.295 billion of CMBS issued by the related securitization trusts. As with its other CMBS investments, the Company purchased these securities in both primary and secondary market transactions over time. The Company believes that the amounts of these CMBS that are, or have been, on its balance sheet are not material to its business, and further believes, as indicated above, that they do not represent a material portion of the overall value of the securitization trusts from which they were issued. Accordingly, the Company believes that it has not acquired any material CMBS investments from securitization trusts to which it had contributed conduit first mortgage loans. The Company has revised the disclosure on page 142 of the Registration Statement to include these details.

Draft Legal Opinion

5.	Staff’s Comment: We note your response to comment 12 of our letter dated September 13, 2013. We will continue to monitor for your response to this comment.

Response: The Company respectfully acknowledges the Staff’s comment and will separately provide to the Staff a revised legal opinion, which will also be filed as Exhibit 5.1 to the first public filing of the Registration Statement.

October 17, 2013

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua Korff

Joshua Korff, P.C.

cc:	Mr. Marc Fox